Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Tweets and Facebook posts related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

•	Tweet: We’re excited about the future of wireless, broadband & building out the first nationwide 5G network! #WeWontStop Key info: http://NewTMobile.com [link to GeekWire article below]

•	Facebook post: We’re excited about the future of wireless, broadband & building out the first nationwide 5G network! #WeWontStop [link to GeekWire article below]

MIKE SIEVERT (Twitter @SievertMike)

•	Tweet: A @Sprint @TMobile combination is going to spur immense competition, on multiple levels and in multiple industries! And that includes competition in wireless, where our Un-carrier charge will be amped to the Nth. Key info: http://newtmobile.com [link to Computerworld article below]

KATHLEEN O’BRIEN HAM (Twitter @kobham)

•	Tweet: Love @FortuneMagazine’s coverage of @JohnLegere’s day on the Hill – “T-Mobile is a proud disruptor” and the New @TMobile will only expand upon our past track record! Read more of their analysis below #5GForAll http://newtmobile.com [link to Fortune article excerpted below]

T-Mobile and Sprint plead their case as FCC considers landmark merger

By Monica Nickelsburg, GeekWire, June 19, 2018

T-Mobile CEO John Legere believes the future of the American innovation economy comes down to his company’s intended merger with Sprint. At least, that’s the case T-Mobile is making as it seeks regulatory approval from the Federal Communications Commission.

On Tuesday, Sprint and T-Mobile submitted a Public Interest Statement to the FCC arguing that the future of wireless competitiveness depends on the merger going through. The argument centers on 5G, the super fast next-generation wireless technology.

In a blog post tied to the filing, Legere attributed the success of American app-based technology companies to the nation’s competitiveness in 4G wireless technology.

“Uber, Snap, Venmo, Instagram – are all products and businesses built in part on the 4G mobile web,” Legere said in the post. “Analysts estimate this early leadership generated billions in economic value and millions of new jobs here in America. All because the U.S. led with broad 4G LTE. With 5G, the stakes are much higher.”

In addition to 5G, the submission says the merger will allow more Americans to “cut the cord” with traditional broadband providers and will improve connectivity to underserved rural areas. The two wireless carriers also claim that their merger will increase competitiveness in the wireless landscape, allowing the combined company to take on incumbents Verizon and AT&T.

AT&T may have blazed a trail for T-Mobile and Sprint with its recent victory in court. On June 12, a district judge approved AT&T’s $85 billion merger with Time Warner, striking a blow to the Justice Department. The DOJ tried to block the deal, raising anti-competitive issues.

But AT&T’s successful merger doesn’t necessarily mean Sprint and T-Mobile’s efforts to combine will be a slam dunk. The DOJ is reportedly investigating how the deal would affect consumer prices for smaller wireless providers, which sometimes rent wireless access from both companies. A combined company could charge those smaller providers more to use its service, which might eventually impact consumer prices.

In April, T-Mobile and Sprint announced their intention to merge into a $146 billion combined company. If the deal goes through, the combined company will be called T-Mobile with Legere at the helm as CEO. If the companies receive regulatory approval, they expect the merger to close by the first half of 2019.

Should regulators approve T-Mobile and Sprint merger?

By Jeff Kagan, Computerworld, July 2, 2018

So far, thinking of all the pro’s and con’s in the decision to approve the T-Mobile, Sprint merger, there is one over-riding reason to approve. Let me explain.

Something interesting happened when T-Mobile and Sprint filed their intention to merge with the FCC. They said a merger would strengthen them and let them compete head to head with competitors like AT&T Mobility and Verizon Wireless. But wait. I thought they already were successfully competing. So, are they, or aren’t they?

The truth is somewhere in the blurry middle. Over the last five years, both T-Mobile and Sprint have gone through major changes. Five years ago, both of them were smaller and insignificant competitors in the wireless industry.

CEO John Legere saved T-Mobile

Then John Legere was brought in as CEO of T-Mobile and things started to change. When he stepped in, the company was crashing and burning. It missed the changeover from 2G to 3G and they were suffering because of that judgement call.

Legere set the company on an immediate upgrade. They skipped over the 3G hurdle and went right to 4G. He created the image of a smaller competitor getting back on track. It took years for the company to improve its network to the current level. But they have done a good job and had success over the last several years.

Sprint has lots of wireless data spectrum

Sprint was also struggling. Masayoshi Son, CEO of Softbank acquired the majority of Sprint. He is very successful in Japan and wants to expand his reach to the USA. His intention after acquiring Sprint was to also acquire T-Mobile, but US regulators made it clear that would not happen at that time.

Next, Masayoshi Son hired Marcelo Claure to be CEO of Sprint and the company spent the last several years trying to compete in the US. They have had a few high points which led us to think they were turning the ship around, but they simply could not catch the long-term growth wave they were chasing.

However, Sprint does own lots of wireless data spectrum, which is like gold in the wireless industry.

Bottom line, T-Mobile is a great marketer, but has very little spectrum. Sprint is not a great marketer but has loads of spectrum.

That’s why these two companies think merging makes sense. They would roll marketing and spectrum together and create an effective third place competitor.

T-Mobile, Sprint merger would combine marketing and spectrum

That makes sense. So, why should regulators let them merge?

Simple. If they don’t merge, as the industry moves ahead into the new 5G future, the industry would have four competitors. Two strong and two weak. AT&T and Verizon compared to T-Mobile and Sprint.

If they do merge, the industry will have three competitors, but they would all be strong. I know regulators would prefer to have four competitors. That made sense five or ten years ago when the wireless industry was a different place.

5G is main reason T-Mobile, Sprint merger makes sense

Today the move to 5G is expensive and unstoppable. We need as many viable competitors as we can get going forward. As much as both T-Mobile and Sprint have improved over the last several years, they are not in a strong position for the transformation to the coming 5G world.

What about all the bluster over the last five years coming from T-Mobile about how they were a rapidly growing giant who is taking no prisoners? Well, that’s just marketing talk. The truth is, they have been growing and are much stronger today than ever before, but they are not ready for the move to 5G on their own.

If we were not moving from 4G to 5G, the need to merge would not be as great. However, it’s that move to 5G that is the whole point. Neither T-Mobile or Sprint have the size or scope to remain a competitive force going forward if they do not come together.

Coming together will mean there will be three strong competitors in the wireless industry. Three strong companies are better than two strong and two weak competitors. That makes the most sense for the industry.

Wireless changing with Project Fi, Xfinity Mobile, Spectrum Mobile, Altice Mobile

Today, there are also more competitors, and even more are joining. Google Project Fi and Comcast Xfinity Mobile are already in the marketplace. Next will be Charter Spectrum Mobile and next year Altice Mobile. Plus, I expect even more companies will enter this space.

So, the wireless industry is strong and getting stronger all the time. And we want to continue to have all the competitors actively battling in the marketplace. Throwing a wrench into the mix is not in anyone’s best interest.

Deciding whether to approve a merger or not is a complex decision. I would say, based on what I hear so far, it makes sense that these two companies get together. If there are any competitive concerns, they can be addressed during the process.

Wireless is the center of the universe moving forward. We want to continue to let the industry grow and transform as it always has done. In the case of T-Mobile and Sprint, the move to 5G is the main reason to let these two companies merge. It will be better for them and it will be better for the marketplace to have three strong competitors rather than two strong and two weak ones.

Data Sheet—T-Mobile CEO John Legere Emerges From Capitol Hill Grilling Unscathed

By Aaron Pressman and Adam Lashinsky, Fortune, June 29, 2018

Maybe you weren’t impressed with the dozens of members of Congress who tried to pin down Facebook CEO Mark Zuckerberg back in April. Lawmakers each had only a few minutes to ask questions and some seemed wildly ill-informed, at best, about how Facebook operated.

Many fewer viewers, no doubt, tuned in to C-Span on Thursday to watch the Senate Judiciary Committee’s subcommittee on antitrust grill T-Mobile CEO John Legere about his proposed merger with rival Sprint (you can catch the replay here). They would have been considerably more impressed. Just three lawmakers—Sen. Mike Lee, Sen. Amy Klobuchar, and Sen. Richard Blumenthal—spent more than two hours quizzing Legere and other witnesses and going through the deal’s promised benefits with a fine tooth comb.

Legere, appearing in a black T-Mobile-logoed sports coat and a magenta T-Mobile tee shirt, was unflappable. “T-Mobile is a proud disruptor,” he declared at the outset, setting a tone that would continue for the entire session. “It is in our DNA. It is what drives my magenta-wearing employees. It is our brand.”

And if a boxing referee adjudicated the hearing, they might say no one laid a glove on Legere. But the senators certainly tried. All three lawmakers brought up apt historical comparisons and asked Legere and his partner in the deal, Sprint executive chairman Marcelo Claure, to account for past contradictory statements. Noting that Legere was now counting cable companies like Comcast as key competitors in the market, Sen. Lee noted “you appear to have walked back some statements you made as recently as February.” Legere, who back then said the cable companies would “fail horribly, miserably, so bad,” danced around the issue. “I’m glad you brought this up,” he began, going on to explain that he meant the cable companies hadn’t been competing up to their potential, but now had over half a million customers and “analysts” said they’d grab 5 million within two years. “They’re becoming a viable player.”

Finding the weakest part of T-Mobile’s case was left to witness and longtime antitrust veteran Gene Kimmelman (whose impressive list of former jobs includes chief counsel to the very subcommittee where he was testifying and chief counsel at the Justice Department’s antitrust division). In short, the carriers claimed they had to merge because competition was failing in the wireless market, with T-Mobile and Sprint unable to do much damage to market titans AT&T and Verizon. But at the same time, Kimmelman said, the carriers also argued that if they merged there would be robust competition from many new entrants like Comcast and Google. “I kind of don’t think you can have it both ways,” he observed deep into the hearing. “There’s a problem here in the whole presentation of what’s going on.”

A few other economic experts testified, too, but didn’t add much. As a side note, I still don’t understand how American Enterprise Institute visiting scholar Roslyn Layton, while under oath, offered this whopper: “T-Mobile’s Binge On was wildly popular earning it million of customers. What was the response of the prior FCC and now the California legislature? Shut down the program consumers love.” The prior FCC under Obama-appointed chair Tom Wheeler reviewed and approved of Binge On. And the California legislature added an exception for such programs last week to a bill it is still considering.

At the end of the day, marathon racer Legere successfully ran through the gauntlet of objections and emerged unscathed. The question now is whether regulators at the Justice Department will agree.

***

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.